1500 Ronson Road P.O. Box 1500 Iselin, New Jersey 08830-0452 Tel. (732) 634-1500 Fax (732) 638-7515 NASDAQ Stock Market Symbol: MSEX www.middlesexwater.com

August 6, 2008

Mr. William H. Thompson
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Middlesex Water Company
Annual Report on Form 10K
For the Year Ended December 31, 2007
File No.: 0-422
Filed March 10, 2008

Dear Mr. Thompson:

This letter responds to your comment letter dated July 29, 2008 and provides supplemental information with respect thereto.

Please note that the bold headings and numbered comments below correspond to your July 29, 2008 comment letter.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2007

Item 8.  Financial Statements and Supplementary Data, page 27

Consolidated Statements of Income, page 30

Comment 1:

Registrant has relied on the last sentence of paragraph 15 of SFAS 71 as guidance for reporting AFUDC as an item of other income.  The Registrant believes that reporting AFUDC in one section of the income statement as other income provides the financial statement user with a transparent view of the total impact this non-operating utility industry specific item has on net income. In addition, the Registrant does disclose separately interest capitalized and the equity portion of AFUDC on the face of the Consolidated Statements of Cash Flows, page 31, and the accounting policy for AFUDC in Note 1(f) of the Notes to Consolidated Financial Statements, page 35.

Quality Water Service Since 1987

William H. Thompson

August 6, 2008

Note 3.  Income Taxes, page 39

Comment 2:

Registrant believes the following language contained in the last paragraph of Note 3 on page 39 of the 2007 Form 10-K discloses the information called for in paragraph 20 of FIN 48:

“In the event that there are interest and penalties associated with income tax adjustments, these amounts would be reported under interest expense and other expense, respectively.”

In addition, the Registrant has no unrecognized tax benefits to disclose as a result of tax positions taken during a prior period.  In future filings, the Registrant will disclose whether it has or does not have unrecognized tax benefits.

Note 6 – Capitalization, page 42

Comment 3:

Restrictions associated with retained earnings available for dividend distributions lapsed with the refunding of the Company’s Series R First Mortgage Bond in 2002.  The Registrant will update its risk factors and notes to the consolidated financial statements disclosure for its dividend distribution restrictions in future Form 10-K filings. There are no dividend restrictions due to net income.

Comment 4:

The Registrant’s consolidated subsidiaries are not restricted from transferring funds to the Registrant in the form of loans, advances or dividends under debt agreements or state regulations in the jurisdictions it operates in.

Item 9A.  Controls and Procedures, page 51

Comment 5:

William H. Thompson

August 6, 2008

Registrant confirms that there were no changes in internal control over financial reporting during the last fiscal quarter ended December 31, 2007 that materially affected or are reasonably likely to materially affect internal control over financial reporting.  Registrant will include this disclosure in all future filings.

Signatures, page 56

Included in the chief financial officer’s responsibilities is that of principal accounting officer. Each capacity in which the officer signs the report will be disclosed in subsequent filings.

The company is responsible for the adequacy and accuracy of the disclosure in the filing;  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Unrelated to the receipt of this SEC comment letter and Registrant’s response to it, the Registrant notes that it intends to file today an amended Form 10-Q for the quarterly period ended March 31, 2008 to restate the balance sheet and statement of capital stock and long-term debt for the misclassification of $15.0 million long-term debt scheduled to mature in less than twelve months, namely February 1, 2009.

Thank you for your time and consideration.

Sincerely,

/s/ A. Bruce O’Connor
A. Bruce O’Connor
Vice President and Chief Financial Officer